SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 22, 2013

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

- “Philips’ Second Quarter Results 2013 and Semi-annual report”, dated July 22, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22nd day of July 2013.

KONINKLIJKE PHILIPS N.V.

/s/ E.P. Coutinho

(General Secretary)

Q2 2013 Quarterly report and Semi-annual report

Philips reports second-quarter comparable sales growth of 3% to EUR 5.7 billion; operational results improve by 30% to EUR 530 million

•	Comparable sales in growth geographies up 12%, driven by China

•	EBITA was EUR 603 million, or 10.7% of sales, and included a EUR 78 million past-service pension cost gain in the US

•	EBITA excluding restructuring and acquisition-related charges and other gains increased to EUR 530 million, or 9.4% of sales

•	Net income of EUR 317 million, compared to EUR 102 million in Q2 2012

•	Inventories as a percentage of sales at 15.7%, a reduction of 1.5 percentage points compared to Q2 2012

•	EUR 2 billion share buy-back program completed

Frans van Houten, CEO:

“We are pleased that in the second quarter our operational results improved year-on-year for the fifth quarter in a row and sales grew by 3% in a challenging economic environment, thanks to our highly engaged employees. The Accelerate! transformation program continues to drive performance improvement, resulting in a better product portfolio, higher gross margins, faster time to market, reduced inventory levels and a structurally lower cost base.

At Healthcare, order intake grew by 7%, supported by new product launches and significant customer wins. Sales were flat year-on-year, due to the weaker order intake growth in the previous quarters in the United States and Europe. Comparable sales at Consumer Lifestyle increased an impressive 13%, as locally relevant product launches and better operational execution helped to drive growth. At Lighting, all businesses delivered better operational results. We continued to see strong traction in LED, with LED-based sales growing 28% over the previous year.

Looking ahead to the second half of 2013, we are concerned about economic uncertainties around the world; however, we remain committed to reach our financial targets this year.”

Q2 financials: Results improve across all sectors. Strong growth at Consumer Lifestyle, modest growth at Lighting. Healthcare order intake up by 7%.

Healthcare currency-comparable equipment order intake increased by 7% year-on-year, with both Imaging Systems and Patient Care & Clinical Informatics showing growth. Comparable sales were flat year-on-year as the growth at Customer Services, Patient Care & Clinical Informatics and Home Healthcare Solutions was offset by a decline at Imaging Systems due to soft order intake in the previous quarters. In growth geographies, comparable sales showed a double-digit increase. EBITA margin excluding restructuring and acquisition-related charges and the past-service pension cost gain in the US increased by 1.2 percentage points year-on-year to 14.3%.

Consumer Lifestyle comparable sales increased by 13%, driven by good growth in all businesses, i.e. Domestic Appliances, Personal Care, as well as Health & Wellness. In growth geographies, comparable sales showed a strong double-digit increase. EBITA margin excluding restructuring and acquisition-related charges and the past-service pension cost gain in the US increased to 7.8%, a year-on-year improvement of 2.8 percentage points.

Lighting comparable sales increased by 2%, led by Automotive, Lumileds and Consumer Luminaires. LED-based sales grew by 28%, representing 25% of total Lighting sales. In growth geographies, comparable sales showed a double-digit increase. EBITA margin excluding restructuring and acquisition-related charges and the past-service pension cost gain in the US was 8.1%, a year-on-year improvement of 2.4 percentage points.

We have completed the EUR 2 billion share buy-back program that started in July 2011.

Accelerate! is driving performance improvement

Now in its third year, our change and performance improvement program Accelerate! continues to drive better results across the organization. The program, which runs through 2017, has five streams to enhance customer relevance, change company culture, reduce overhead costs, streamline our End2End customer value chains, and reallocate resources to profitable growth opportunities.

In the second quarter, Accelerate! initiatives to enhance customer relevance resulted in encouraging success in our markets. For example, we established an innovative alliance with Georgia Regents Medical Center, through which Philips will provide a comprehensive range of consulting services, advanced medical technologies, and operational performance, planning and maintenance services with pre-determined monthly operational costs over a 15-year term.

At Domestic Appliances, we have leveraged our Povos acquisition to make locally relevant and successful products, such as the Noodle Maker in China and the Multicooker in Russia. And underlining our leadership in innovative, energy-efficient lighting, we installed new lighting systems in Brazil and at The Change Initiative’s retail space in Dubai, supporting its claim that it is the most sustainable commercial building in the world.

Over 1,200 senior leaders and 600 middle managers have participated in change programs to create a high-performance culture. Additionally, more than 1,300 people have received specialized Lean training to drive End2End transformation of customer value chains. Our overhead cost reduction program has resulted in EUR 673 million total gross savings to date, including EUR 202 million realized in the first half of 2013. In the quarter, we reduced inventory by 1.5 percentage points of sales year-on-year.

Please refer to page 18 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q2 2012	Q2 2013

Sales	5,570	5,654
EBITA	339	603
as a % of sales	6.1	10.7
EBIT	229	509
as a % of sales	4.1	9.0
Financial income and expenses	(99)	(78)
Income taxes	(59)	(121)
Results investments in associates	(9)	14
Income from continuing operations	62	324
Discontinued operations	40	(7)
Net income	102	317

Net income attributable to shareholders per common share (in euros) - basic	0.11	0.35

Net income

•

Net income amounted to EUR 317 million, an increase of EUR 215 million year-on-year, which reflected better operating results across all sectors, lower restructuring and acquisition-related charges and higher past-service pension cost gains in Q2 2013 compared to Q2 2012.

•

EBITA amounted to EUR 603 million, reflecting an increase of EUR 264 million year-on-year to 10.7% of sales. Q2 2013 included a gain of EUR 78 million relating to past-service pension costs in the US, EUR 26 million of restructuring and acquisition-related charges, and a EUR 21 million gain on the sale of a business in Healthcare. Q2 2012 EBITA included restructuring and acquisition-related charges of EUR 94 million and a gain of EUR 25 million relating to past-service costs in respect of a medical retiree benefit plan.

•

EBITA, excluding restructuring and acquisition-related charges, the gains on past-service pension costs in Q2 2013 and in Q2 2012, as well as the gain on the sale of a business in Healthcare, improved by 30% and amounted to EUR 530 million, or 9.4% of sales, compared to EUR 408 million, or 7.3% of sales, in Q2 2012.

•	Tax charges were EUR 62 million higher than in Q2 2012, mainly due to higher taxable earnings.

•

Income from discontinued operations was a loss of EUR 7 million, a year-on-year decline of EUR 47 million, and represents the results of the Television business and of the Audio, Video, Multimedia and Accessories business. The decline was attributable to a EUR 20 million gain on the Speech Processing divestment in Q2 2012 and lower results related to the Audio, Video, Multimedia and Accessories business and the Television business.

Q2 2013 Quarterly report and Semi-annual report	3

Sales by sector

in millions of euros unless otherwise stated

	Q2 2012	Q2 2013	nominal	% change comparable

Healthcare	2,413	2,362	(2)	0
Consumer Lifestyle	960	1,083	13	13
Lighting	2,026	2,048	1	2
Innovation, Group & Services	171	161	(6)	(14)

Philips Group	5,570	5,654	2	3

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q2 2012	Q2 2013	nominal	% change comparable

Western Europe	1,336	1,328	(1)	(1)
North America	1,881	1,782	(5)	(5)
Other mature geographies	449	441	(2)	7

Total mature geographies	3,666	3,551	(3)	(2)
Growth geographies	1,904	2,103	10	12

Philips Group	5,570	5,654	2	3

Sales per sector

•	Group sales amounted to EUR 5,654 million, an increase of 3% on a comparable basis. Group nominal sales increased by 2%, reflecting a 1% negative currency effect.

•

Healthcare comparable sales were flat year-on-year. Customer Services recorded mid-single-digit growth, while Patient Care & Clinical Informatics and Home Healthcare Solutions achieved low-single-digit growth. Imaging Systems saw a high-single-digit decline.

•

Consumer Lifestyle comparable sales were 13% higher year-on-year, driven by strong double-digit growth at Domestic Appliances and Personal Care, while Health & Wellness recorded mid-single-digit growth.

•

Lighting sales grew by 2% on a comparable basis, led by high-single-digit growth at Automotive and mid-single-digit growth at Lumileds and Consumer Luminaires. Light Sources & Electronics achieved low-single-digit growth, while Professional Lighting Solutions’ sales were slightly below the level of Q2 2012.

Sales per geographic cluster

•	Comparable sales in the mature geographies declined by 2% compared to Q2 2012, due to Healthcare and Lighting, while Consumer Lifestyle sales improved.

•	Growth geographies delivered 12% comparable growth, driven by all sectors. Particularly strong growth was seen in China, Latin America and Russia.

4	Q2 2013 Quarterly report and Semi-annual report

EBITA

in millions of euros

	Q2 2012	Q2 2013

Healthcare	308	420
Consumer Lifestyle	40	82
Lighting	78	153
Innovation, Group & Services	(87)	(52)

Philips Group	339	603

EBITA

as a % of sales

	Q2 2012	Q2 2013

Healthcare	12.8	17.8
Consumer Lifestyle	4.2	7.6
Lighting	3.8	7.5
Innovation, Group & Services	(50.9)	(32.3)

Philips Group	6.1	10.7

Restructuring and acquisition-related charges

in millions of euros

	Q2 2012	Q2 2013

Healthcare	(8)	—
Consumer Lifestyle	(8)	(3)
Lighting	(38)	(23)
Innovation, Group & Services	(40)	—

Philips Group	(94)	(26)

EBIT

in millions of euros unless otherwise stated

	Q2 2012	Q2 2013

Healthcare	259	379
Consumer Lifestyle	27	69
Lighting	34	115
Innovation, Group & Services	(91)	(54)

Philips Group	229	509
as a % of sales	4.1	9.0

Earnings

•

Healthcare EBITA increased by EUR 112 million year-on-year. Excluding restructuring and acquisition-related charges and other gains, EBITA improved by EUR 22 million. EBITA in the quarter included a EUR 61 million past-service pension cost gain in the US and a EUR 21 million gain on the sale of a business.

•

Consumer Lifestyle EBITA increased by EUR 42 million year-on-year. Excluding the EUR 3 million restructuring and acquisition-related charges and the EUR 1 million past-service pension cost gain in the US, EBITA was EUR 36 million higher, driven by higher sales across all businesses and improved gross margins.

•

Lighting EBITA increased by EUR 75 million year-on-year. Excluding the EUR 23 million restructuring and acquisition-related charges and the EUR 10 million past-service pension cost gain in the US, EBITA was EUR 50 million higher, driven by revenue growth and gross margin improvements. All businesses contributed to the EBITA improvement.

•

Innovation, Group & Services EBITA improved by EUR 35 million to a net cost of EUR 52 million. The improvement was driven by lower restructuring charges and the EUR 6 million past-service pension cost gain in the US, partly offset by the EUR 25 million past-service cost gain related to a medical retiree benefit plan in Q2 2012. Excluding restructuring and one-time gains, EBITA improved by EUR 14 million compared to Q2 2012, mainly related to the remeasurement of environmental provisions due to changes in discount rates.

Q2 2013 Quarterly report and Semi-annual report	5

Financial income and expenses

in millions of euros

	Q2 2012	Q2 2013

Net interest expenses	(87)	(71)
Value adjustment to option in the UK pension plan	(2)	5
Other	(10)	(12)

	(99)	(78)

Cash balance

in millions of euros

	Q2 2012	Q2 2013

Beginning cash balance	4,225	3,066
Free cash flow	(162)	(122)
Net cash flow from operating activities	81	124
Net capital expenditures	(243)	(246)
Acquisitions and divestments of businesses	8	96
Other cash flow from investing activities	(23)	(7)
Treasury shares transactions	(288)	(265)
Dividend paid	(256)	(231)
Changes in debt/other	(274)	(137)
Net cash flow discontinued operations	(96)	(93)

Ending balance	3,134	2,307

Cash flows from operating activities

in millions of euros

Financial income and expenses

•

Financial income and expenses amounted to a net expense of EUR 78 million, an improvement of EUR 21 million compared with Q2 2012. This was partly attributable to lower interest expenses on pensions and debt, and a value adjustment to the option in the UK pension plan.

Cash balance

•

The Group cash balance decreased during Q2 2013 to EUR 2,307 million. This was largely due to a free cash outflow of EUR 122 million, the use of EUR 265 million in treasury shares transactions, primarily for our share buy-back program, EUR 231 million of cash dividend, as well as a net decrease of EUR 137 million mainly related to debt redemption.

•

In Q2 2012, the cash balance decreased to EUR 3,134 million, mainly due to a free cash outflow of EUR 162 million, the use of EUR 288 million in treasury shares transactions for our share buy-back program, EUR 256 million of cash dividend, as well as a net decrease of EUR 274 million mainly related to debt redemption.

Cash flows from operating activities

•	Operating activities resulted in a cash inflow of EUR 124 million, higher than the inflow of EUR 81 million in Q2 2012, mainly as a result of higher earnings.

6	Q2 2013 Quarterly report and Semi-annual report

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Inventories

as a % of sales1)

1)	sales is calculated over the preceding 12 months

Net debt and group equity

in billions of euros

Gross capital expenditures

•	Gross capital expenditures on property, plant and equipment were EUR 23 million lower than in Q2 2012, mainly due to lower investments at Lighting and Consumer Lifestyle.

Inventories

•	Inventory value at the end of Q2 2013 was EUR 3.7 billion and amounted to 15.7% of sales.

•

Compared to Q2 2012, inventories as a percentage of sales improved by 1.5 percentage points. This was attributable to all sectors, but mainly driven by inventory improvements at Healthcare and Lighting.

Net debt and group equity

•

At the end of Q2 2013, Philips had a net debt position of EUR 2.1 billion, compared to EUR 1.8 billion at the end of Q2 2012. During the quarter, the net debt position increased by EUR 568 million, mainly due to treasury shares transactions and the distribution of the annual dividend in Q2 2013.

•

Group equity decreased by EUR 395 million in the quarter to EUR 10.8 billion. The decrease was largely a result of treasury shares transactions and the distribution of the annual dividend, offset partially by net income earned during the period.

Q2 2013 Quarterly report and Semi-annual report	7

Number of employees

in FTEs

1)

Number of employees excludes discontinued operations. Discontinued operations, comprising the Audio, Video, Multimedia and Accessories business, had 1,958 employees at the end of Q2 2013 (Q2 2012: 2,166; Q1 2013: 1,970).

Employees

•

The number of employees decreased by 630 in the quarter, with most of the reduction centered on Consumer Lifestyle and Lighting. The decrease at Consumer Lifestyle was driven by the seasonal outflow of temporary workers, while the decrease at Lighting was largely attributable to activities to reduce the industrial footprint.

•

Compared to Q2 2012, the number of employees decreased by 4,354. This decrease includes 824 employees from divestments. Excluding divestments, the number of employees decreased by 3,530, mainly due to the company’s overhead reduction program and the industrial footprint rationalization at Lighting.

8	Q2 2013 Quarterly report and Semi-annual report

Healthcare

Key data

in millions of euros unless otherwise stated

	Q2 2012	Q2 2013

Sales	2,413	2,362
Sales growth
% nominal	16	(2)
% comparable	7	0
EBITA	308	420
as a % of sales	12.8	17.8
EBIT	259	379
as a % of sales	10.7	16.0
Net operating capital (NOC)	8,542	7,684
Number of employees (FTEs)	37,887	37,270

Sales

in millions of euros

EBITA

Business highlights

•

As a leader in image-guided interventions and therapies, Philips has received 510(k) clearance from the US Food and Drug Administration to market its low-dose AlluraClarity interventional X-ray system in the US. The innovative technology is also available as an upgrade for the majority of Philips’ installed base of interventional X-ray systems.

•

Executing on the strategy of delivering affordable solutions across the continuum of care, Philips and Georgia Regents Medical Center (US) entered into a 15-year alliance worth USD 300 million. Under the agreement, Philips will provide a comprehensive range of medical equipment, consulting and operational performance services with pre-determined monthly operational costs.

•

Highlighting the company’s focus on locally relevant products for growth geographies, Philips introduced a broad range of mother and child care solutions in India and Africa, including the Efficia range of Infant Warmers and Incubators intended to help reduce infant mortality.

•

Further expanding its geographical reach, Philips will commence its joint venture with Al Faisaliah Medical Systems to provide Philips’ Healthcare solutions and services in the Kingdom of Saudi Arabia.

•

Combining its expertise in patient monitoring with clinical informatics technologies, Philips will carry out a hospital-wide installation of connected patient monitoring solutions at the VU Medical Center Amsterdam (Netherlands). This will enable remote monitoring from a central workstation and monitoring at an individual patient’s bedside, as well as providing immediate access anywhere in the hospital to real-time centrally held patient data.

Financial performance

•

Currency-comparable equipment order intake grew 7% year-on-year. Double-digit growth was recorded at Patient Care & Clinical Informatics, while low-single-digit growth was seen at Imaging Systems. Equipment order intake in North America showed mid-single-digit growth, while orders in growth geographies increased by 19% compared to Q2 2012. Western Europe equipment order intake saw a low-single-digit decline.

•

Healthcare comparable sales remained flat year-on-year. Customer Services recorded mid-single-digit growth, while Patient Care & Clinical Informatics and Home Healthcare Solutions achieved low-single-digit growth. Imaging Systems saw a high-single-digit decline.

Q2 2013 Quarterly report and Semi-annual report	9

•

From a regional perspective, comparable sales in growth geographies increased by 10% year-on-year, with strong growth in China and Latin America. Sales in mature geographies declined 3% year-on-year, with North America and Western Europe showing mid-single-digit and low-single-digit declines respectively.

•

EBITA was EUR 420 million, or 17.8% of sales, compared to EUR 308 million, or 12.8% of sales, in Q2 2012. Excluding restructuring and acquisition-related charges and other gains, EBITA amounted to EUR 338 million, or 14.3% of sales, compared to EUR 316 million, or 13.1% of sales, in Q2 2012. EBITA in the quarter included a EUR 61 million past-service pension cost gain in the US and a EUR 21 million gain on the sale of a business.

•

Net operating capital, excluding a currency translation impact of EUR 466 million, decreased by EUR 392 million to EUR 7.7 billion. This decrease was largely driven by improved working capital and lower fixed assets. Inventories as a percentage of sales improved by 2.6 percentage points year-on-year, with improvements seen across all businesses.

•	Compared to Q2 2012, the number of employees decreased by 617, as a result of reductions in North America and Europe.

Miscellaneous

•	Restructuring and acquisition-related charges in Q3 2013 are expected to total approximately EUR 5 million.

10	Q2 2013 Quarterly report and Semi-annual report

Consumer Lifestyle

*	Excluding the Audio, Video, Multimedia and Accessories business

Key data

in millions of euros unless otherwise stated

	Q2 2012	Q2 2013

Sales	960	1,083
Sales growth
% nominal	15	13
% comparable	8	13
EBITA	40	82
as a % of sales	4.2	7.6
EBIT	27	69
as a % of sales	2.8	6.4
Net operating capital (NOC)	1,514	1,182
Number of employees (FTEs)	16,540	16,414

Sales

in millions of euros

EBITA

Business highlights

•

Demonstrating the strength of its local-for-local business creation capabilities, Philips introduced the Noodle Maker in China. The appliance has already seen significant sales with leading Chinese online retailer T-mall.

•

Delivering on its strategy to attract younger customers, Philips’ latest introduction, the Philips Click & Style, is driving market share gains in North America. Click & Style is a multifunctional grooming tool designed specifically for younger men to groom their face and body.

•

Philips further strengthened its leadership in Oral Healthcare in Japan, investing in a celebrity-endorsed marketing campaign to stimulate consumers to start electric brushing, and driving professional endorsement via an education program for dentists.

•

Demonstrating Philips’ ability to quickly respond to local market opportunities, the company recorded strong sales growth in its air purifier business in China on the back of heightened awareness of outdoor air quality in the country.

Financial performance

•	Consumer Lifestyle comparable sales increased by 13%. Strong double-digit comparable growth was seen at Domestic Appliances and Personal Care, while Health & Wellness recorded mid-single-digit growth.

•	From a regional perspective, Consumer Lifestyle achieved a strong double-digit comparable sales increase in growth geographies and mid-single-digit growth in Western Europe and North America.

•	EBITA amounted to EUR 82 million, an increase of EUR 42 million compared to Q2 2012.

•

EBITA in Q2 2013 included EUR 3 million of restructuring and acquisition-related charges and a EUR 1 million past-service pension cost gain in the US, compared to EUR 8 million of restructuring and acquisition-related charges in Q2 2012.

•

Excluding restructuring and acquisition-related charges and the US past-service pension cost gain, EBITA was EUR 84 million, or 7.8% of sales, compared to EUR 48 million, or 5.0% of sales, in Q2 2012. The 2.8 percentage points improvement was largely attributable to higher sales and improved gross margins across all businesses.

Q2 2013 Quarterly report and Semi-annual report	11

•

EBITA included EUR 7 million of costs formerly reported as part of the Audio, Video, Multimedia and Accessories business in Consumer Lifestyle (Q2 2012 included EUR 9 million of costs related to the Audio, Video, Multimedia and Accessories business and EUR 9 million of costs related to the Television business).

•	Net operating capital, excluding a currency translation impact of EUR 66 million, decreased by EUR 266 million year-on-year. The decrease was largely driven by lower working capital.

•	The number of employees decreased by 126 year-on-year, largely due to the seasonal outflow of temporary workers, mainly in the Domestic Appliances business and the Asian region.

Miscellaneous

•	Restructuring and acquisition-related charges in Q3 2013 are expected to total approximately EUR 5 million.

12	Q2 2013 Quarterly report and Semi-annual report

Lighting

Key data

in millions of euros unless otherwise stated

	Q2 2012	Q2 2013

Sales	2,026	2,048
Sales growth
% nominal	14	1
% comparable	6	2
EBITA	78	153
as a % of sales	3.8	7.5
EBIT	34	115
as a % of sales	1.7	5.6
Net operating capital (NOC)	5,287	4,732
Number of employees (FTEs)	52,749	49,148

Sales

in millions of euros

EBITA

Business highlights

•

Underlining Philips’ leadership in digital lighting, Philips Hue, the connected lighting system for the home, was named Best Product of 2012 by Forbes magazine. The latest version of the Hue App and the Software Development Kit (SDK) introduces functionality that allows Hue to connect to internet services, making it even more intelligent and attracting a large group of App developers across the globe.

•

As the leader in total lighting solutions and services, Philips has been selected as a provider of advanced lighting solutions for the 2014 FIFA World Cup Brazil™. This includes interior, exterior and architectural lighting for the Maracanã, the main stadium in Rio de Janeiro.

•

Highlighting its expertise in energy-efficient lighting, Philips installed LED systems in The Change Initiative’s retail space in Dubai. This contributed to a Platinum LEED certification from the US Building Council, making it the most sustainable commercial building in the world.

•

Reflecting its customer-centric approach and focus on LED lighting for its outdoor lighting business in the Nordics, Philips has gained market leadership in LED-based outdoor lighting in this region in the past 18 months.

•

Philips worked together with Disney to create a portfolio of innovative co-branded digital lighting products, which will be sold through a variety of retail channels starting in Europe and the US from September, with Asia and Canada to follow later this year.

Financial performance

•

Comparable sales were 2% higher year-on-year, led by high-single-digit growth at Automotive and mid-single-digit growth at Lumileds and Consumer Luminaires. Light Sources & Electronics achieved low-single-digit growth, while Professional Lighting Solutions’ sales were slightly below the level of Q2 2012.

•

From a geographical perspective, comparable sales showed a double-digit increase in growth geographies (8% increase in comparable sales excluding the OEM Lumileds sales), which was partly offset by a mid-single-digit decrease in mature geographies.

•	LED-based sales grew 28% compared to Q2 2012 and now represent 25% of total Lighting sales.

•

EBITA amounted to EUR 153 million, compared to EUR 78 million in Q2 2012, and included restructuring and acquisition-related charges of EUR 23 million (Q2 2012: EUR 38 million), as well as a past-service pension cost gain in the US of EUR 10 million.

Q2 2013 Quarterly report and Semi-annual report	13

•

Excluding restructuring and acquisition-related charges and the past-service pension cost gain in the US, EBITA was EUR 166 million, or 8.1% of sales, compared to EUR 116 million, or 5.7% of sales, in Q2 2012. The year-on-year EBITA increase was driven by revenue growth and gross margin improvements. All businesses contributed to the EBITA improvement.

•

Net operating capital, excluding a currency translation impact of EUR 185 million, decreased by EUR 370 million year-on-year. The decrease was largely driven by an increase in provisions and improved working capital. Inventories as a percentage of sales improved by 1.2 percentage points year-on-year.

•	Compared to Q2 2012, the total number of employees decreased by 3,601, mainly driven by the rationalization of the industrial footprint.

Miscellaneous

•	Restructuring and acquisition-related charges in Q3 2013 are expected to total approximately EUR 40 million.

14	Q2 2013 Quarterly report and Semi-annual report

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q2 2012	Q2 2013

Sales	171	161
Sales growth
% nominal	1	(6)
% comparable	(2)	(14)
EBITA of:
Group Innovation	(41)	(34)
IP Royalties	51	56
Group and Regional Costs	(29)	(34)
Accelerate! investment	(34)	(40)
Pensions	25	(1)
Service Units and Other	(59)	1

EBITA	(87)	(52)
EBIT	(91)	(54)
Net operating capital (NOC)	(3,858)	(3,414)
Number of employees (FTEs)	12,459	12,449

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•	Philips has been recognized in Interbrand’s annual ranking of the top 50 Best Global Green Brands, moving up eight places to 23rd.

•

Philips received four awards at the 2013 Australian International Design Awards presented by Good Design Australia. Two of the prestigious Design Awards went to Philips Healthcare products – the SimplyGo oxygen system and the TrueBlue apnea mask. The PerfectCare Aqua iron and the Antumbra lighting user interface panel also received awards.

•

Philips is fostering the growth of the LED lighting industry by offering licensed companies access to its comprehensive portfolio of patented LED system technologies and solutions. The Philips LED luminaire and retrofit bulb licensing program grew by 50% in one year, reaching 300 licensees.

•

Capitalizing on its strong patent portfolio, Philips is the first company to offer 600 patents through the Intellectual Property Exchange International, the new financial exchange for licensing and trading intellectual property rights. The portfolio relates to OLED technologies for display screen applications.

Financial performance

•	Sales decreased from EUR 171 million in Q2 2012 to EUR 161 million in Q2 2013, mainly due to lower license income.

•

EBITA amounted to a net cost of EUR 52 million, including a EUR 6 million past-service pension cost gain in the US. The EBITA net cost of EUR 87 million in Q2 2012 included a past-service cost gain on a medical retiree benefit plan of EUR 25 million. Net restructuring charges in Q2 2013 were close to zero, while restructuring charges in Q2 2012 were EUR 40 million. EBITA excluding restructuring charges and past-service pension cost gains improved by EUR 14 million compared to Q2 2012, mainly related to the remeasurement of environmental provisions due to changes in discount rates.

•

EBITA of Service Units and Other included EUR 13 million of net costs formerly reported as part of the Audio, Video, Multimedia and Accessories business in Consumer Lifestyle (Q2 2012 included EUR 9 million related to the Audio, Video, Multimedia and Accessories business and EUR 9 million related to the Television business).

Q2 2013 Quarterly report and Semi-annual report	15

•

Net operating capital increased by EUR 444 million year-on-year, mainly due to an increase in the value of currency hedges held at Group level as well as the reclassification of real estate assets from the sectors to Service Units.

Miscellaneous

•

In Q3 2013, a settlement result arising from a lump sum offering to terminated vested employees in our US pension plan will be reported as part of EBITA. This concerns the same US pension plan for which a past-service cost gain was reported in Q2 2013. The settlement result, which is dependent on the discount rate on the payment date in September, relates to inactive members and therefore will be reported in IG&S.

•	Restructuring charges in Q3 2013 are expected to total approximately EUR 10 million.

16	Q2 2013 Quarterly report and Semi-annual report

Additional information on Audio, Video, Multimedia and Accessories business

AVM&A results reconciliation

	Q2 2012	Q2 2013

EBITA	29	(10)

Disentanglement costs	—	(7)

Former AVM&A net costs allocated to Consumer Lifestyle	9	7
Former AVM&A net costs allocated to IG&S	9	13

Eliminated amortization other AVM&A intangibles	(4)	—

EBIT discontinued operations	43	3
Financial income and expenses	—	(1)
Income taxes	(10)	(2)

Net income from discontinued operations	33	—

Number of employees (FTEs)	2,166	1,958

Following the agreement with Funai Electric Co. Ltd, as mentioned in the Q1 2013 press release, the results of the Audio, Video, Multimedia and Accessories (AVM&A) business are reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Prior-period comparative figures have been restated accordingly. Consequently, Audio, Video, Multimedia and Accessories sales and EBITA are no longer included in the Consumer Lifestyle and Group results of continuing operations.

The net income of discontinued operations attributable to the Audio, Video, Multimedia and Accessories business declined from EUR 33 million in Q2 2012 to zero in Q2 2013. The year-on-year decline in income was attributable to a EUR 20 million gain on the Speech Processing divestment in Q2 2012 and lower results related to the Audio, Video, Multimedia and Accessories business.

Since Q1 2013, the applicable net operating capital of this business is reported under Assets and Liabilities classified as held for sale in the Consolidated balance sheet.

The EBITA of Consumer Lifestyle includes net costs of EUR 7 million formerly reported as part of the results of this business. The EBITA of Innovation, Group & Services includes net costs of EUR 13 million formerly reported as part of this business.

Q2 2013 Quarterly report and Semi-annual report	17

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2012.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2012.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our Annual Report 2012. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2012, unless otherwise stated.

Prior-period financials have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations, the adoption of IAS 19R, which mainly relates to pension reporting, and adjustments to the quarterly figures of 2012, which have already been included in the Annual Report 2012 (for an explanation refer to Annual Report 2012 section 12.10 “Significant Accounting Policies”). An overview of the revised 2012 figures per quarter is available on the Philips website, in the Investor Relations section.

18	Q2 2013 Quarterly report and Semi-annual report

Semi-annual report

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Group) are described in note 4, Segment information.

The semi-annual report for the six months ended June 30, 2013 consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.

The semi-annual condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated IFRS financial statements for the year ended December 31, 2012.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual report, which has been prepared in accordance with the applicable financial reporting standards for interim financial reporting, gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and the semi-annual management report gives a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 22, 2013

Board of Management

Frans van Houten	Ron Wirahadiraksa

Pieter Nota

Q2 2013 Quarterly report and Semi-annual report	19

Management report

The first six months of 2013

•	Group sales amounted to EUR 10.9 billion, a 2% comparable sales increase year-on-year, with strong double-digit growth at Consumer Lifestyle.

•	High-single-digit comparable sales increase in growth geographies and a mid-single-digit decline in North America.

•	Group EBITA improved by EUR 215 million compared to the first half of 2012.

•	Net income, at EUR 479 million, was EUR 194 million higher than in the first half of 2012, mainly as a result of higher earnings across all operational sectors.

•	Cash flow from operating activities was an outflow of EUR 104 million, compared to an inflow of EUR 378 million in the first half of 2012.

Net income

in millions of euros unless otherwise stated

	January to June
	2012	2013

Sales	10,877	10,912
EBITA	790	1,005
as a % of sales	7.3	9.2
EBIT	570	814
as a % of sales	5.2	7.5
Financial income and expenses	(174)	(161)
Income taxes	(121)	(190)
Results investments in associates	(12)	15
Income from continuing operations	263	478
Discontinued operations	22	1
Net income	285	479

Net income attributable to shareholders per common share (in euros) - basic	0.31	0.52

Performance of the Group

•

Group sales amounted to EUR 10.9 billion, slightly above the first half of 2012. Adjusted for currency impacts and portfolio changes, sales increased 2% year-on-year, with strong double-digit growth at Consumer Lifestyle and low-single-digit growth at Lighting, while Healthcare comparable sales were slightly below the level of the first half of 2012.

•

Group EBITA improved by EUR 215 million compared to the first half of 2012. It included EUR 45 million of restructuring and acquisition-related charges, a EUR 78 million gain related to past-service pension costs in the US and a EUR 21 million gain on the sale of a business in Healthcare. The first half of 2012 included EUR 137 million of restructuring and acquisition-related charges, EUR 172 million of gains mainly related to the Senseo transaction and the sale of the High Tech Campus real estate, and a EUR 25 million past-service pension cost gain in the US.

•

Excluding the impact of restructuring and acquisition-related charges and other gains and losses, the improvement in EBITA was driven by gross margin improvements across all businesses in Lighting and Consumer Lifestyle, higher volumes at Consumer Lifestyle, and lower costs at Healthcare.

•

Net income, at EUR 479 million, was EUR 194 million higher than in the first half of 2012, mainly as a result of higher earnings across the operational sectors. The impact of lower restructuring and acquisition-related charges was offset by lower gains compared to the first half of 2012.

•

Cash flow from operating activities was an outflow of EUR 104 million, compared to an inflow of EUR 378 million in the first half of 2012. The cash flow in the first half of 2013 includes a working capital outflow of EUR 890 million compared to an outflow of EUR 373 million in the first half of 2012. The higher working capital outflow was mainly related to the EUR 509 million CRT fine payment.

20	Q2 2013 Quarterly report and Semi-annual report

Sales by sector

in millions of euros unless otherwise stated

	January to June			% change
	2012	2013	nominal	comparable

Healthcare	4,622	4,489	(3)	(1)
Consumer
Lifestyle	1,883	2,086	11	12
Lighting	4,041	4,023	(0)	1
Innovation, Group & Services	331	314	(5)	(9)

Philips Group	10,877	10,912	0	2

EBITA

in millions of euros

	January to June
	2012	2013

Healthcare	510	642
Consumer Lifestyle	251	180
Lighting	124	300
Innovation, Group & Services	(95)	(117)

Philips Group	790	1,005

EBITA

as a % of sales

	January to June
	2012	2013

Healthcare	11.0	14.3
Consumer Lifestyle	13.3	8.6
Lighting	3.1	7.5
Innovation, Group & Services	(28.7)	(37.3)

Philips Group	7.3	9.2

Philips sectors

Healthcare

•

Equipment order intake at Healthcare increased 1% compared to the first half of 2012, with low-single-digit growth at Patient Care & Clinical Informatics and flat order intake at Imaging Systems. In North America, equipment orders declined by 2% year-on-year, while total mature geographies showed a low-single-digit decline. Growth geographies reported high-single-digit growth.

•

First-half sales at Healthcare amounted to EUR 4,489 million, a nominal decrease of 3%. Excluding currency effects and portfolio changes, comparable sales decreased by 1% year-on-year. Customer Services achieved mid-single-digit growth, while Patient Care & Clinical Informatics and Home Healthcare Solutions recorded low-single-digit growth. Imaging Systems saw a high-single-digit decline. From a regional perspective, comparable sales in growth geographies increased by 5%, while sales in mature geographies declined by 2%, with North America declining by 5%.

•

EBITA amounted to EUR 642 million, or 14.3% of sales, EUR 132 million higher than in the first half of 2012. EBITA in the first half of 2013 included a EUR 61 million gain on past-service pension costs in the US and a EUR 21 million gain on the sale of a business. EBITA excluding restructuring and acquisition-related charges and other gains amounted to EUR 562 million in the first half of 2013, which was EUR 35 million higher than in the first half of 2012.

Consumer Lifestyle

•

Sales amounted to EUR 2,086 million, a nominal increase of 11% compared to the first half of 2012, or 12% on a comparable basis. Domestic Appliances and Personal Care showed strong double-digit growth, while Health & Wellness recorded mid-single-digit growth. From a geographical perspective, a strong double-digit comparable sales increase in growth geographies was tempered by mid-single-digit growth in mature geographies.

•

EBITA amounted to EUR 180 million, or 8.6% of sales, EUR 71 million lower compared to the first half of 2012, which included the EUR 160 million gain from the Senseo transaction and EUR 19 million of restructuring and acquisition-related charges (first half of 2013: EUR 4 million).

•

EBITA excluding restructuring and acquisition-related charges and the gain on the Senseo transaction was EUR 73 million better compared to the first half of 2012. The EBITA improvement was driven by higher sales and gross margin improvements across all businesses.

Q2 2013 Quarterly report and Semi-annual report	21

Lighting

•

Lighting sales, at EUR 4,023 million, were broadly in line with the first half of 2012. Excluding currency effects and portfolio changes, comparable sales increased by 1% year-on-year, led by double-digit growth at Lumileds and high-single-digit growth at Automotive. Both Light Sources & Electronics and Consumer Luminaires recorded low-single-digit growth, while Professional Lighting Solutions showed a low-single-digit decline. From a geographical perspective, comparable sales showed a 7% increase in growth geographies (4% excluding the OEM Lumileds sales), which was partly offset by a mid-single-digit decline in mature geographies.

•

EBITA amounted to EUR 300 million, or 7.5% of sales, EUR 176 million higher than in the first half of 2012. EBITA included restructuring and acquisition-related charges of EUR 42 million, compared to EUR 62 million in 2012. The first half of 2013 was also impacted by a past-service pension cost gain in the US of EUR 10 million, while the first half of 2012 included a EUR 25 million loss on the sale of industrial assets. EBITA excluding restructuring and acquisition-related charges and other gains and losses amounted to EUR 332 million, which was EUR 121 million higher than in the first half of 2012. This increase was driven by gross margin improvements across all businesses.

Innovation, Group & Services

•

EBITA amounted to a net cost of EUR 117 million, including a EUR 6 million past-service pension cost gain in the US. EBITA in the first half of 2012 included a EUR 37 million gain on the High Tech Campus real estate transaction and a EUR 25 million past-service cost gain related to a medical retiree benefit plan, resulting in a year-on-year net cost increase of EUR 22 million. Excluding these gains and restructuring and acquisition-related charges (EUR 39 million in 2012 and EUR 3 million release in 2013), EBITA was a EUR 8 million higher cost than in the first half of 2012. The EBITA decline compared to the first half of 2012 was largely due to higher costs in Service Units.

22	Q2 2013 Quarterly report and Semi-annual report

Risks and uncertainties

•	Looking ahead to the second half of 2013, we are concerned about economic uncertainties around the world.

•

In our Annual Report 2012, we described certain risk categories and risk factors which could have a material adverse effect on our financial position and results. Those risk categories and risk factors should be read in conjunction with this semi-annual report.

•

Additional risks not known to us, or currently believed not to be material, could later turn out to have a material impact on our businesses, objectives, revenues, income, assets, liquidity or capital resources.

Q2 2013 Quarterly report and Semi-annual report	23

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

	2nd quarter			January to June
	2012		2013	2012		2013

Sales	5,570		5,654	10,877		10,912
Cost of sales	(3,431)		(3,307)	(6,730)		(6,464)

Gross margin	2,139		2,347	4,147		4,448

Selling expenses	(1,314)		(1,245)	(2,510)		(2,435)
General and administrative expenses	(151)		(230)	(350)		(430)
Research and development expenses	(440)		(416)	(890)		(840)
Other business income	17		56	232		82
Other business expenses	(22)		(3)	(59)		(11)

Income from operations	229		509	570		814

Financial income	12		18	49		36
Financial expenses	(111)		(96)	(223)		(197)

Income before taxes	130		431	396		653

Income tax expense	(59)		(121)	(121)		(190)

Income after taxes	71		310	275		463

Results relating to investments in associates	(9)		14	(12)		15

Net income from continuing operations	62		324	263		478

Discontinued operations - net of income tax	40		(7)	22		1

Net income	102		317	285		479

Attribution of net income for the period
Net income attributable to shareholders	102		317	284		478
Net income attributable to non-controlling interests	—		—	1		1

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	922,862	1)	906,446	923,037	1)	911,622
- diluted	926,968	1)	916,345	926,569	1)	921,941

Net income attributable to shareholders per common share in euros:
- basic	0.11		0.35	0.31		0.52
- diluted	0.11		0.35	0.31		0.52

Ratios
Gross margin as a % of sales	38.4		41.5	38.1		40.8
Selling expenses as a % of sales	(23.6)		(22.0)	(23.1)		(22.3)
G&A expenses as a % of sales	(2.7)		(4.1)	(3.2)		(3.9)
R&D expenses as a % of sales	(7.9)		(7.4)	(8.2)		(7.7)

EBIT	229		509	570		814
as a % of sales	4.1		9.0	5.2		7.5

EBITA	339		603	790		1,005
as a % of sales	6.1		10.7	7.3		9.2

1)	Adjusted to make 2012 comparable for the bonus shares (273 thousand) issued in June 2013

24	Q2 2013 Quarterly report and Semi-annual report

Consolidated statements of comprehensive income

all amounts in millions of euros

	2nd quarter		January to June
	2012	2013	2012	2013

Net income for the period	102	317	285	479
Other comprehensive income items that will not be reclassified to profit or loss:
Pensions and other postemployment plans:
Net current period change, before tax	8	(11)	12	(26)
Actuarial gains and losses	14	—	29	—
Changes in the effect of the asset ceiling	(6)	(11)	(17)	(26)
Income tax on net current period change	(3)	3	(9)	7

Revaluation reserve:
Release revaluation reserve	(4)	(4)	(8)	(8)
Reclassification into retained earnings	4	4	8	8

Total Other comprehensive income items that will not be reclassified to profit or loss	5	(8)	3	(19)

Other comprehensive income items that are or may be reclassified to profit or loss:
Currency translation differences:
Net current period change, before tax	327	(151)	172	(97)
Income tax on net current period change	—	10	(2)	4
Reclassification adjustment for (loss) gain realized	(3)	(8)	(1)	(8)

Available-for-sale financial assets:
Net current period change, before tax	1	(15)	4	(5)
Income tax on net current period change	—	3	(1)	—
Reclassification adjustment for (loss) gain realized	—	1	—	2

Cash flow hedges:
Net current period change, before tax	(42)	23	(26)	32
Income tax on net current period change	10	—	6	(2)
Reclassification adjustment for (loss) gain realized	10	(25)	8	(31)

Total Other comprehensive income items that are or may be reclassified to profit or loss	303	(162)	160	(105)

Other comprehensive income (loss) for the period	308	(170)	163	(124)

Total comprehensive income for the period	410	147	448	355

Total comprehensive income attributable to:
Shareholders	410	147	447	354
Non-controlling interests	—	—	1	1

Q2 2013 Quarterly report and Semi-annual report	25

Consolidated balance sheets

in millions of euros unless otherwise stated

	July 1,	December 31,	June 30,
	2012	2012	2013

Non-current assets:
Property, plant and equipment	3,040	2,959	2,902
Goodwill	7,290	6,948	6,878
Intangible assets excluding goodwill	4,061	3,731	3,567
Non-current receivables	148	176	172
Investments in associates	203	177	164
Other non-current financial assets	576	549	567
Deferred tax assets	1,809	1,919	1,886
Other non-current assets	77	94	71

Total non-current assets	17,204	16,553	16,207

Current assets:
Inventories - net	3,973	3,495	3,699
Other current financial assets	—	—	1
Other current assets	418	337	446
Derivative financial assets	172	137	157
Income tax receivable	137	97	82
Receivables	4,429	4,585	4,280
Assets classified as held for sale	48	43	446
Cash and cash equivalents	3,134	3,834	2,307

Total current assets	12,311	12,528	11,418

Total assets	29,515	29,081	27,625

Shareholders’ equity	12,114	11,151	10,763
Non-controlling interests	35	34	39

Group equity	12,149	11,185	10,802

Non-current liabilities:
Long-term debt	4,123	3,725	3,501
Long-term provisions	1,890	2,119	2,015
Deferred tax liabilities	153	92	62
Other non-current liabilities	1,962	2,005	1,829

Total non-current liabilities	8,128	7,941	7,407

Current liabilities:
Short-term debt	777	809	910
Derivative financial liabilities	845	517	505
Income tax payable	149	200	165
Accounts and notes payable	2,717	2,839	2,716
Accrued liabilities	2,990	3,171	3,049
Short-term provisions	691	837	684
Dividend payable	—	—	42
Liabilities directly associated with assets held for sale	53	27	238
Other current liabilities	1,016	1,555	1,107

Total current liabilities	9,238	9,955	9,416

Total liabilities and group equity	29,515	29,081	27,625

26	Q2 2013 Quarterly report and Semi-annual report

	July 1,	December 31,	June 30,
	2012	2012	2013

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	931,391	914,591	913,874

Ratios
Shareholders’ equity per common share in euros	13.01	12.19	11.78
Inventories as a % of sales1)	17.2	14.3	15.7
Net debt: group equity	13:87	6:94	16:84
Net operating capital	11,485	9,316	10,184

Employees at end of period	121,801	118,087	117,239
of which discontinued operations	2,166	2,005	1,958

1)	sales is calculated over the preceding 12 months

Q2 2013 Quarterly report and Semi-annual report	27

Consolidated statements of cash flows

all amounts in millions of euros

	2nd quarter		January to June
	2012	2013	2012	2013

Cash flows from operating activities:
Net income	102	317	285	479
(Income) loss from discontinued operations	(40)	7	(22)	(1)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	334	311	670	616
Impairment of other non-current financial assets	3	2	3	3
Net gain on sale of assets	(8)	(36)	(192)	(40)
(Income) loss from investments in associates	6	(13)	6	(15)
Dividends received from investments in associates	7	6	7	6
Decrease in working capital:	(319)	(427)	(373)	(890)
Decrease (increase) in receivables and other current assets	(153)	(128)	97	7
Increase in inventories	(65)	(192)	(286)	(397)
Decrease in accounts payable, accrued and other liabilities	(101)	(107)	(184)	(500)
Increase in non-current receivables, other assets and other liabilities	(44)	(62)	(129)	(139)
Increase (decrease) in provisions	29	(69)	56	(167)
Other items	11	88	67	44

Net cash provided by (used for) operating activities	81	124	378	(104)

Cash flows from investing activities:
Purchase of intangible assets	(8)	(6)	(14)	(8)
Proceeds from sale of intangible assets	—	—	160	—
Expenditures on development assets	(88)	(100)	(164)	(180)
Capital expenditures on property, plant and equipment	(168)	(145)	(305)	(269)
Proceeds from disposals of property, plant and equipment	21	5	409	8
Cash to derivatives and securities	(21)	(10)	(45)	(82)
Purchase of other non-current financial assets	(2)	(4)	(154)	(4)
Proceeds from other non-current financial assets	—	7	—	9
Purchase of businesses, net of cash acquired	10	4	(231)	(6)
Proceeds from sale of interests in businesses, net of cash disposed of	(2)	92	9	91

Net cash used for investing activities	(258)	(157)	(335)	(441)

Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	147	(108)	188	(127)
Principal payments on long-term debt	(459)	(19)	(483)	(41)
Proceeds from issuance of long-term debt	36	17	1,173	34
Treasury shares transactions	(288)	(265)	(442)	(487)
Dividends paid	(256)	(231)	(256)	(231)

Net cash (used for) provided by financing activities	(820)	(606)	180	(852)

Net cash (used for) provided by continuing operations	(997)	(639)	223	(1,397)

Cash flows from discontinued operations:
Net cash used for operating activities	(247)	(82)	(203)	(132)
Net cash provided by (used for) investing activities	151	(11)	3	(11)

Net cash used for discontinued operations	(96)	(93)	(200)	(143)

Net cash provided by (used for) continuing and discontinued operations	(1,093)	(732)	23	(1,540)

28	Q2 2013 Quarterly report and Semi-annual report

	2nd quarter		January to June
	2012	2013	2012	2013

Effect of change in exchange rates on cash and cash equivalents	2	(27)	(36)	13
Cash and cash equivalents at the beginning of the period	4,225	3,066	3,147	3,834

Cash and cash equivalents at the end of the period	3,134	2,307	3,134	2,307

Ratio
Cash flows before financing activities	(177)	(33)	43	(545)

Net cash paid during the period for
Pensions	(147)	(134)	(341)	(332)
Interest	(32)	(26)	(108)	(119)
Income taxes	(102)	(96)	(183)	(239)

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Q2 2013 Quarterly report and Semi-annual report	29

Consolidated statements of changes in equity

in millions of euros

	other reserves
	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	unrealized gain (loss) on available- for-sale financial assets	changes in fair value of cash flow hedges	total	treasury shares at cost	total shareholders’ equity	non- controlling interests	total equity

January to June 2013

Balance as of December 31, 2012	191	1,304	10,724	54	(93)	54	20	(19)	(1,103)	11,151	34	11,185

Total comprehensive income			467	(8)	(101)	(3)	(1)	(105)		354	1	355

Dividend distributed	4	402	(678)							(272)	—	(272)
Movement non-controlling interest										—	4	4
Purchase of treasury shares			(38)						(531)	(569)		(569)
Re-issuance of treasury shares		(37)	(46)						133	50		50
Share-based compensation plans		46								46		46
Income tax share-based compensation plans		3								3		3

	4	414	(762)						(398)	(742)	4	(738)

Balance as of June 30, 2013	195	1,718	10,429	46	(194)	51	19	(124)	(1,501)	10,763	39	10,802

January to June 2012

Balance as of December 31, 2011	202	813	12,890	70	7	45	(9)	43	(1,690)	12,328	34	12,362

Total comprehensive income			295	(8)	169	3	(12)	160		447	1	448

Dividend distributed	6	422	(687)							(259)	—	(259)
Purchase of treasury shares			(47)						(416)	(463)		(463)
Re-issuance of treasury shares		(19)	(20)						60	21		21
Share-based compensation plans		41								41		41
Income tax share-based compensation plans		(1)								(1)		(1)

	6	443	(754)						(356)	(661)	—	(661)

Balance as of July 1, 2012	208	1,256	12,431	62	176	48	(21)	203	(2,046)	12,114	35	12,149

30	Q2 2013 Quarterly report and Semi-annual report

Sectors

all amounts in millions of euros unless otherwise stated

Sales and income (loss) from operations

	2nd quarter
	2012				2013
	sales including intercompany				sales including intercompany
		sales	income from operations			sales	income from operations
			amount	as a % of sales			amount	as a % of sales

Healthcare	2,418	2,413	259	10.7	2,369	2,362	379	16.0
Consumer Lifestyle	962	960	27	2.8	1,087	1,083	69	6.4
Lighting	2,031	2,026	34	1.7	2,053	2,048	115	5.6
Innovation, Group & Services	233	171	(91)	—	241	161	(54)	—
Inter-sector eliminations	(74)				(96)

	5,570	5,570	229	4.1	5,654	5,654	509	9.0

Sales and income (loss) from operations

	January to June
	2012				2013
	sales including intercompany				sales including intercompany
		sales	income from operations			sales	income from operations
			amount	as a % of sales			amount	as a % of sales

Healthcare	4,632	4,622	410	8.9	4,501	4,489	555	12.4
Consumer Lifestyle	1,888	1,883	224	11.9	2,093	2,086	153	7.3
Lighting	4,050	4,041	36	0.9	4,032	4,023	225	5.6
Innovation, Group & Services	456	331	(100)	—	463	314	(119)	—
Inter-sector eliminations	(149)				(177)

	10,877	10,877	570	5.2	10,912	10,912	814	7.5

Q2 2013 Quarterly report and Semi-annual report	31

Sectors and main countries

in millions of euros

Sales, total assets and total liabilities

	sales January to June		total assets		total liabilities excluding debt
			July 1,	June 30,	July 1,	June 30,
	2012	2013	2012	2013	2012	2013

Healthcare	4,622	4,489	11,760	10,945	3,130	3,180
Consumer Lifestyle	1,883	2,086	3,419	2,897	1,905	1,715
Lighting	4,041	4,023	7,394	7,165	2,085	2,412
Innovation, Group & Services	331	314	6,894	6,172	5,293	4,867

	10,877	10,912	29,467	27,179	12,413	12,174
Assets classified as held for sale			48	446	53	238

			29,515	27,625	12,466	12,412

Sales and tangible and intangible assets

	sales January to June		tangible and intangible assets1)
			July 1,	June 30,
	2012	2013	2012	2013

Netherlands	280	292	894	874
United States	3,273	3,136	8,591	7,932
China	1,187	1,328	1,169	1,127
Germany	590	608	261	279
Japan	545	527	625	463
France	440	420	95	85
India	343	331	148	134
Other countries	4,219	4,270	2,608	2,453

	10,877	10,912	14,391	13,347

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

32	Q2 2013 Quarterly report and Semi-annual report

Pension costs

in millions of euros

Specification of pension costs

	2nd quarter
	2012			2013
	Netherlands	other	total	Netherlands	other	total

Defined-benefit plans

Pensions
Current service cost	43	22	65	48	21	69
Past-service cost (incl. curtailments)	—	—	—	—	(78)	(78)
Interest expense	—	19	19	—	16	16
Interest income	(1)	—	(1)	(1)	—	(1)

Total	42	41	83	47	(41)	6
of which discontinued operations	1	—	1	—	—	—

Retiree Medical
Past-service cost (incl. curtailments)	—	(25)	(25)	—	—	—
Interest expense	—	3	3	—	3	3

Total	—	(22)	(22)	—	3	3

Defined-contribution plans
Cost	2	30	32	2	31	33
of which discontinued operations	—	1	1	—	1	1

Specification of pension costs

	January to June
	2012			2013
	Netherlands	other	total	Netherlands	other	total

Defined-benefit plans

Pensions
Current service cost	87	44	131	96	41	137
Past-service cost (incl. curtailments)	—	—	—	—	(78)	(78)
Interest expense	—	38	38	—	32	32
Interest income	(2)	—	(2)	(2)	—	(2)

Total	85	82	167	94	(5)	89
of which discontinued operations	1	1	2	1	—	1

Retiree Medical
Current service cost	—	1	1	—	1	1
Past-service cost (incl. curtailments)	—	(25)	(25)	—	—	—
Interest expense	—	6	6	—	6	6

Total	—	(18)	(18)	—	7	7

Defined-contribution plans
Costs	5	67	72	4	71	75
of which discontinued operations	1	2	3	—	1	1

Q2 2013 Quarterly report and Semi-annual report	33

Reconciliation of non-GAAP performance measures

all amounts in millions of euros unless otherwise stated.

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition (in %)

	2nd quarter				January to June
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth

2013 versus 2012
Healthcare	(0.1)	(1.9)	(0.1)	(2.1)	(0.7)	(2.2)	0.0	(2.9)
Consumer Lifestyle	13.3	(0.5)	—	12.8	11.6	(0.8)	—	10.8
Lighting	1.9	(0.7)	(0.1)	1.1	0.7	(1.0)	(0.1)	(0.4)
IG&S	(13.7)	0.4	7.5	(5.8)	(9.0)	(0.0)	3.9	(5.1)

Philips Group	2.5	(1.2)	0.2	1.5	1.7	(1.5)	0.1	0.3

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	2nd quarter			January to June
	Income from operations (or EBIT)	Amortization of intangibles1)	EBITA (or Adjusted income from operations)	Income from operations (or EBIT)	Amortization of intangibles1)	EBITA (or Adjusted income from operations)

2013
Healthcare	379	(41)	420	555	(87)	642
Consumer Lifestyle	69	(13)	82	153	(27)	180
Lighting	115	(38)	153	225	(75)	300
IG&S	(54)	(2)	(52)	(119)	(2)	(117)

Philips Group	509	(94)	603	814	(191)	1005

2012
Healthcare	259	(49)	308	410	(100)	510
Consumer Lifestyle	27	(13)	40	224	(27)	251
Lighting	34	(44)	78	36	(88)	124
IG&S	(91)	(4)	(87)	(100)	(5)	(95)

Philips Group	229	(110)	339	570	(220)	790

1)	Excluding amortization of software and product development

34	Q2 2013 Quarterly report and Semi-annual report

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	IG&S

June 30, 2013
Net operating capital (NOC)	10,184	7,684	1,182	4,732	(3,414)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,371	2,751	1,424	1,781	3,415
- intercompany accounts	—	122	71	105	(298)
- provisions	2,699	307	220	526	1,646
Include assets not comprised in NOC:
- investments in associates	164	81	—	21	62
- other current financial assets	1	—	—	—	1
- other non-current financial assets	567	—	—	—	567
- deferred tax assets	1,886	—	—	—	1,886
- cash and cash equivalents	2,307	—	—	—	2,307

	27,179	10,945	2,897	7,165	6,172
Assets classified as held for sale	446

Total assets	27,625

December 31, 2012
Net operating capital (NOC)	9,316	7,976	1,205	4,635	(4,500)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,287	2,760	1,718	1,695	4,114
- intercompany accounts	—	71	42	37	(150)
- provisions	2,956	355	315	581	1,705
Include assets not comprised in NOC:
- investments in associates	177	86	—	22	69
- other non-current financial assets	549	—	—	—	549
- deferred tax assets	1,919	—	—	—	1,919
- cash and cash equivalents	3,834	—	—	—	3,834

	29,038	11,248	3,280	6,970	7,540
Assets classified as held for sale	43

Total assets	29,081

July 1, 2012
Net operating capital (NOC)	11,485	8,542	1,514	5,287	(3,858)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,679	2,775	1,541	1,700	3,663
- intercompany accounts	—	68	31	54	(153)
- provisions	2,581	287	333	331	1,630
Include assets not comprised in NOC:
- investments in associates	203	88	—	22	93
- other non-current financial assets	576	—	—	—	576
- deferred tax assets	1,809	—	—	—	1,809
- cash and cash equivalents	3,134	—	—	—	3,134

	29,467	11,760	3,419	7,394	6,894
Assets classified as held for sale	48

Total assets	29,515

Q2 2013 Quarterly report and Semi-annual report	35

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Composition of net debt to group equity

	July 1,	December 31,	June 30,
	2012	2012	2013

Long-term debt	4,123	3,725	3,501
Short-term debt	777	809	910

Total debt	4,900	4,534	4,411
Cash and cash equivalents	3,134	3,834	2,307

Net debt (cash) (total debt less cash and cash equivalents)	1,766	700	2,104

Shareholders’ equity	12,114	11,151	10,763
Non-controlling interests	35	34	39

Group equity	12,149	11,185	10,802

Net debt and group equity	13,915	11,885	12,906

Net debt divided by net debt and group equity (in %)	13	6	16
Group equity divided by net debt and group equity (in %)	87	94	84

Composition of cash flows

	2nd quarter		January to June
	2012	2013	2012	2013

Cash flows provided by (used for) operating activities	81	124	378	(104)
Cash flows used for investing activities	(258)	(157)	(335)	(441)

Cash flows before financing activities	(177)	(33)	43	(545)

Cash flows provided by (used for) operating activities	81	124	378	(104)
Net capital expenditures:	(243)	(246)	86	(449)
Purchase of intangible assets	(8)	(6)	(14)	(8)
Proceeds from sale of intangible assets	—	—	160	—
Expenditures on development assets	(88)	(100)	(164)	(180)
Capital expenditures on property, plant and equipment	(168)	(145)	(305)	(269)
Proceeds from disposals of property, plant and equipment	21	5	409	8

Free cash flows	(162)	(122)	464	(553)

36	Q2 2013 Quarterly report and Semi-annual report

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2012				2013
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	5,307	5,570	5,821	6,759	5,258	5,654
% increase	8	15	16	9	(1)	2

EBITA	451	339	366	(50)	402	603
as a % of sales	8.5	6.1	6.3	(0.7)	7.6	10.7

EBIT	341	229	254	(176)	305	509
as a % of sales	6.4	4.1	4.4	(2.6)	5.8	9.0

Net income (loss)	183	102	105	(420)	162	317

Net income (loss) attributable to shareholders per common share (in euros) - basic	0.20	0.11	0.11	(0.46)	0.18	0.35

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December

Sales	5,307	10,877	16,698	23,457	5,258	10,912
% increase	8	11	13	12	(1)	0

EBITA	451	790	1,156	1,106	402	1,005
as a % of sales	8.5	7.3	6.9	4.7	7.6	9.2

EBIT	341	570	824	648	305	814
as a % of sales	6.4	5.2	4.9	2.8	5.8	7.5

Net income (loss)	183	285	390	(30)	162	479

Net income (loss) attributable to shareholders per common share (in euros) - basic	0.20	0.31	0.42	(0.04)	0.18	0.52

Net income (loss) from continuing operations as a % of shareholders’ equity	6.3	4.3	4.0	(0.6)	5.8	9.0

	period ended 2012				period ended 2013

Inventories as a % sales1)	16.9	17.2	16.9	14.3	15.5	15.7
Inventories excluding discontinued operations	3,623	3,812	3,877	3,359	3,629	3,696

Net debt: group equity ratio	6:94	13:87	11:89	6:94	12:88	16:84

Total employees (in thousands)	122	122	121	118	118	117
of which discontinued operations	2	2	2	2	2	2

1)	sales is calculated over the preceding 12 months

Information also available on Internet, address: www.philips.com/investorrelations

Q2 2013 Quarterly report and Semi-annual report	37

Notes overview

Notes to the unaudited semi-annual

condensed consolidated financial statements

38	Q2 2013 Quarterly report and Semi-annual report

Notes to the unaudited semi-annual condensed consolidated financial statements all amounts in millions of euros unless otherwise stated

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Philips Group) are described in note 4, Segment information.

The semi-annual condensed consolidated financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union.

Prior-period financial statements have been restated for the treatment of Audio, Video, Multimedia and Accessories as discontinued operations (see note 6), the adoption of IAS 19R, which mainly relates to pension reporting (see note 1) and minor items.

Significant accounting policies

The significant accounting policies applied in these semi-annual condensed financial statements are consistent with those applied in the Company’s consolidated IFRS financial statements as at and for the year ended December 31, 2012, except for the accounting policy changes following from the adoption of the new standards and amendments to standards which are also expected to be reflected in the Company’s consolidated IFRS financial statements as at and for the year ending December 31, 2013:

IAS 1 Presentation of financial statements (2011 amendment)

The new amendment requires separation of items presented in Other comprehensive income into two groups, based on whether or not they can be recycled into the Statement of income in the future. Items that will not be recycled in the future are presented separately from items that may be recycled in the future. The application of this amendment impacts presentation and disclosures only. Comparative information has been represented.

IAS 19 Employee benefits (2011)

As a result of the introduction of IAS 19 (2011) - or IAS 19R/Revised - the Company has changed its accounting policy with regard to the accounting of defined benefit pension plans. The main change impacts the basis of determining the income or expense for the period related to these pension plans. Under the new standard the Company determines a net interest expense (income) by applying the discount rate used to measure the defined-benefit obligation (DBO) at the beginning of the annual period to the net defined-benefit liability (asset) at the beginning of the annual period, taking into account any changes in the net defined-benefit liability (asset) during the period as a result of contributions and benefit payments. As a result, this net interest now comprises:

•	interest cost on the DBO;

•	interest income on plan assets; and

•	interest on the effect of the asset ceiling.

Previously, the Company determined interest income on plan assets based on their long-term rate of expected return. Furthermore, as from January 1, 2013 the Company presents net interest expenses related to defined benefits in Financial income and expense rather than Income from operations.

The new standard no longer allows for accrual of future pension administration costs as part of the DBO. Such costs should be expensed as incurred. Previously, for the Dutch pension plan the Company accrued a surcharge for pension administration costs as part of the service costs into the DBO. With the adoption of the new standard this accrual was eliminated, resulting in an exclusion of EUR 200 million from the DBO, thereby improving the funded status. This funded status improvement is offset by the impact of the asset ceiling test regarding the Dutch pension plan’s surplus, and hence there is no further impact on the Company’s balance sheet figures.

Other impact from the IAS 19 (2011) accounting policy change is as follows:

Q2 2013 Quarterly report and Semi-annual report	39

	December 31, 2012	June 30, 2013

Decrease in the net defined benefit obligation (non-current, after asset ceiling restriction)	10	9
Increase in deferred tax assets (non-current)	1	1
Net impact on equity	9	8
Split to:
Equity holders of the parent	9	8
Non-controlling interest	—	—

The limited impact on the balance sheet mainly relates to some unrecognized past-service cost gains and losses which must be recognized immediately under IAS 19 (2011). The limited impact is explained by the fact that the Company already applied immediate recognition of actuarial gains and losses in Other comprehensive income.

IAS 34 Interim Financial Reporting (amendment following from the Annual Improvements to IFRS 2009-2011 Cycle)

The amendment to IAS 34 clarifies that the Company needs to disclose the measures of total assets and liabilities for a particular reportable segment only if the amounts are regularly provided to the Company’s chief operating decision maker. As a result of this amendment, the Company has added disclosure of segment liabilities in the Sector information section.

IFRS 10 Consolidated Financial Statements

IFRS 10 introduces a single control model to determine whether an investee should be consolidated. The new standard includes guidance on control with less than half of the voting rights (‘de facto’ control), participating and protective voting rights and agent/principal relationships. Based on a reassessment of the control conclusion for the investees at January 1, 2013, the adoption of IFRS 10 does not have a material impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements (2011)

Under IFRS 11, the structure of the joint arrangement, although still an important consideration, is no longer the main factor in determining the type of joint arrangement and therefore the subsequent accounting. Instead:

•

The Company’s interest in a joint operation, which is an arrangement in which the parties have rights to the assets and obligations for the liabilities, will be accounted for on the basis of the Company’s interest in those assets and liabilities.

•	The Company’s interest in a joint venture, which is an arrangement in which the parties have rights to the net assets, will be equity-accounted.

Up to 2012 the Company accounted for jointly controlled entities using the equity method. The adoption therefore does not have a material impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

This standard contains the disclosure requirements for interests in subsidiaries, joint ventures, associates and other unconsolidated interests. None of these disclosure requirements are applicable for interim financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Company has not made such disclosures.

The Company early-adopted IFRS 10, 11 and 12 and the consequential amendments to IAS 27 and 28 to align with the IASB effective date of January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRSs. More specifically, the definition of fair value was clarified to be the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date. The standard also replaces and expands disclosure requirements about fair value measurements in other IFRSs, of which some of these are required in interim financial statements related to financial instruments. The Company therefore has included additional disclosures in note 19. IFRS 13 has no material impact on the measurements of the Company’s assets and liabilities.

Estimates

The preparation of the semi-annual condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these semi-annual condensed consolidated financial statements, the significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of

40	Q2 2013 Quarterly report and Semi-annual report

estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2012.

Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2012.

Segment information

Philips’ activities are organized on a sector basis, with operational sectors – Healthcare, Consumer Lifestyle and Lighting – each being responsible for the management of its business worldwide, and Innovation, Group & Services (IG&S). A short description of these sectors is as follows:

•	Healthcare: consists of the following businesses – Imaging Systems, Home Healthcare Solutions, Patient Care & Clinical Informatics, and Customer Services.

•	Consumer Lifestyle: consists of the following businesses – Personal Care, Domestic Appliances, and Health & Wellness.

•	Lighting: consists of the following businesses – Light Sources & Electronics, Professional Lighting Solutions, Consumer Luminaires, Automotive and Lumileds.

•

IG&S: comprises the activities of the Group center, including Philips’ global brand management and sustainability programs, country and regional management costs, and costs of pension and other postretirement benefit plans mostly related to former Philips’ employees, as well as the activities of Philips Group Innovation. Additionally, the global shared business services for purchasing, finance, human resources, IT, real estate and supply are reported in this sector.

Reportable segments for the purpose of the segmental disclosures required by IAS 34 Interim Financial Statements are: Healthcare, Consumer Lifestyle and Lighting.

Significant segment information can be found in the Sectors, Sectors and main countries and Reconciliation of non-GAAP performance measures sections of this semi-annual report.

Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, particularly at Consumer Lifestyle and Healthcare, typically resulting in higher revenues and earnings in the second half-year results. Within Healthcare, sales are generally higher in the second half of the year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. Within Consumer Lifestyle, sales are generally higher in the second half-year due to the holiday sales. Sales in the Lighting businesses are generally not materially affected by seasonality.

For the 12 months ended June 30, 2013, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 9,850 million, EUR 4,522 million and EUR 8,424 million respectively (12 months ended July 1, 2012, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 9,423 million, EUR 3,997 million and EUR 7,999 million, respectively).

Discontinued operations and other assets classified as held for sale

Discontinued operations included in the Consolidated statements of income and the Consolidated statements of cash flows mainly consists of the Audio, Video, Multimedia and Accessories (AVM&A) business and the Television business.

Discontinued operations: Audio, Video, Multimedia and Accessories business

Following the agreement which was announced in the Q1 2013 press release with Funai Electric Co. Ltd, the results of the Audio, Video, Multimedia and Accessories (AVM&A) business that will be divested are reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. Assets classified as held for sale and Liabilities directly associated with assets held for sale are reported in the Consolidated balance sheet as of the moment of the announcement.

The closing of the deal is expected at the end of the third quarter of 2013.

The following table summarizes the results of the AVM&A business included in the Consolidated statements of income as discontinued operations.

	January to June
	2012	2013

Sales	623	510
Costs and expenses	(553)	(477)
Disentanglement costs	—	(15)
Income taxes	(22)	(8)

Results from discontinued operations	48	10

Q2 2013 Quarterly report and Semi-annual report	41

When the deal is closed and the related balance sheet positions are transferred, the associated currency translation differences, part of Other reserves in Shareholders’ equity, will be recognized in the Consolidated statement of income. At June 30, 2013, the estimated release of Other reserves amounts to a EUR 9 million gain.

The following table presents the assets and liabilities of the AVM&A business, classified as Assets held for sale and Liabilities directly associated with the assets held for sale in the Consolidated balance sheets.

June 30, 2013

Property, plant and equipment	12
Intangible assets including goodwill	34
Inventories	156
Accounts receivable	200

Assets classified as held for sale	402

Accounts payable	202
Provisions	25
Other liabilities	1

Liabilities directly associated with assets held for sale	228

Non-transferrable balance sheet positions, such as certain accounts receivable, accounts payable and provisions, are reported on the respective balance sheet captions and within the Consumer Lifestyle sector.

Discontinued operations: Television business

As announced in the Q1 2012 press release, the Television business’s long-term strategic partnership agreement with TPV was signed on April 1, 2012. With regard to the Television business the first half of 2013 showed a loss of EUR 10 million (first half of 2012: a loss of EUR 26 million).

Other assets classified as held for sale

Assets and liabilities directly associated with assets held for sale relate to property, plant and equipment for an amount of EUR 8 million (December 31, 2012 EUR 1 million) and business divestments of EUR 26 million at June 30, 2013 (December 31, 2012 EUR 15 million).

In the first half of 2013 the main divestment reported under Assets held for sale was the sale of a part of the Home Healthcare Solutions business in Healthcare. For more details see note 7, Acquisitions and divestments.

On March 29, 2012, Philips announced the completion of the High Tech Campus transaction with proceeds of EUR 425 million, consisting of a EUR 373 million cash transaction and an amount of EUR 52 million that will be received in future years. The gain from the transaction, after deducting expenses related to other real estate efficiency measures which are part of the EUR 800 million cost reduction program announced in 2011, will be EUR 65 million, EUR 37 million of which was recognized in the first quarter of 2012 in Income from operations while EUR 28 million was deferred to future periods and is recognized periodically starting as of April 2012. The deferral of the gain relates to the finance lease element in the sale and lease-back arrangement part of the deal.

Acquisitions and divestments

Acquisitions

There were no acquisitions in the first half of 2013 that were deemed material to disclose in respect of IAS 34 disclosure requirements.

Divestments

Philips completed two divestments reported in the Home Healthcare Solutions business of the Healthcare sector in the second quarter of 2013. The transactions involved an aggregate consideration of EUR 100 million and resulted in a gain of EUR 33 million, recognized in Other business income.

Income taxes

Income tax expense is recognized based on management’s best estimate of the full-year effective tax rate applied to the pre-tax income of the interim period. Income tax expense in the first half of 2013 is higher compared with the previous year, mainly due to higher taxable earnings.

Property, plant and equipment

During the first six months ended June 30, 2013, there was no significant net movement in Property, plant and equipment. The main movements consist of additions of EUR 286 million (six months ended July 1, 2012: EUR 416 million) offset by depreciation and impairment charges of EUR 297 million (six months ended July 1, 2012: EUR 317 million).

42	Q2 2013 Quarterly report and Semi-annual report

Goodwill

Goodwill is summarized as follows:

Balance as of December 31, 2012:
Cost	9,119
Amortization and impairments	(2,171)

Book value	6,948

Changes in book value:
Purchase price allocation adjustment	(15)
Impairments	—
Divestments and transfer to assets classified as held for sale	(55)
Translation differences	—

Balance as of June 30, 2013:
Cost	9,047
Amortization and impairments	(2,169)

Book value	6,878

In 2013 the goodwill changed due to the finalization of purchase price accounting related to the acquisition of Indal in 2012, with a net effect of EUR (15) million. The movement of EUR (55) million in Divestments and transfer to assets classified as held for sale mainly relates to two divestments in the Healthcare sector.

Goodwill allocated to the cash-generating units Respiratory Care & Sleep Management, Imaging Systems, Patient Care & Clinical Informatics and Professional Lighting Solutions are considered to be significant in comparison to the total book value of goodwill for the Group at June 30, 2013. The amounts associated as of June 30, 2013, are presented below:

June 30, 2013

Respiratory Care & Sleep Management	1,639
Imaging Systems	1,494
Patient Care & Clinical Informatics	1,345
Professional Lighting Solutions	1,334

The basis of the recoverable amount used in the annual (performed in the second quarter) and trigger-based impairment tests for the units in the table above is the value in use. Key assumptions used in the impairment tests for these units were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts, which cover an initial period from 2013 to 2017 that matches the period used for our strategic process. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages.

Income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Cash flow projections of Respiratory Care & Sleep Management, Imaging Systems, Patient Care & Clinical Informatics and Professional Lighting Solutions for 2013 were based on the following key assumptions (based on the annual impairment test performed in the second quarter):

in %
	compound sales growth rate1)
			used to
	initial	extra-	calculate	pre-tax
	forecast	polation	terminal	discount
	period	period2)	value	rates

Respiratory Care & Sleep Management	4.9	3.7	2.7	11.3
Imaging Systems	3.9	3.4	2.7	12.4
Patient Care & Clinical Informatics	4.1	3.5	2.7	13.2
Professional Lighting Solutions	7.4	5.4	2.7	12.8

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

Among the mentioned units, Respiratory Care & Sleep Management and Professional Lighting Solutions have the highest amount of goodwill and the lowest excess of the recoverable amount over the carrying amount. The headroom of Respiratory Care & Sleep Management was estimated at EUR 660 million, the headroom of Professional Lighting Solutions at EUR 670 million. The increase in the headroom of Professional Lighting Solutions compared to the annual impairment test 2012, in which the headroom approximated the carrying value, is mainly explained by increased forecasted profitability

Q2 2013 Quarterly report and Semi-annual report	43

assumptions driven by gross margin improvements. The following changes could, individually, cause the value in use to fall to the level of the carrying value:

		decrease in
	increase in pre-	compound
	tax discount	long-term sales	decrease in
	rate, basis	growth rate,	terminal value
	points	basis points	amount, %
Respiratory Care & Sleep Management	290	550	39
Professional Lighting Solutions	290	520	39

The results of the annual impairment test of Imaging Systems and Patient Care & Clinical Informatics have indicated that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information

In addition, other units, to which a lower amount of goodwill is allocated, are sensitive to fluctuations in the assumptions as set out above.

Based on the annual impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was EUR 76 million. An increase of 280 points in the pre-tax discounting rate, a 560 basis points decline in the compound long-term sales growth rate or a 38% decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at June 30, 2013 amounts to EUR 37 million.

Based on the annual impairment test, it was noted that with regard to the headroom for the cash-generating units Consumer Luminaires and Lumileds, the estimated recoverable amount approximates the carrying value of these cash-generating units. Consequently, any adverse change in key assumptions would, individually, cause an impairment loss to be recognized. Consumer Luminaires as well as Lumileds recorded an allocated goodwill amount of EUR 134 million at June 30, 2013.

Intangible assets excluding goodwill

The changes in intangible assets excluding goodwill in 2013 are summarized as follows:

Book value as of December 31, 2012	3,731

Changes in book value:
Additions	188
Acquisitions	1
Amortization/deductions	(319)
Impairment losses	(7)
Reversal of impairment	5
Divestments and transfer to assets classified as held for sale	(38)
Translation differences	6

Total changes	(164)

Book value as of June 30, 2013	3,567

Divestments and transfer to assets classified as held for sale relate to the sectors Healthcare and Consumer Lifestyle.

Shareholders’ equity

In June 2013, Philips settled a dividend of EUR 0.75 per common share, representing a total value of EUR 678 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 59.8% of the shareholders elected for a share dividend, resulting in the issuance of 18,491,337 new common shares. The settlement of the cash dividend involved an amount of EUR 272 million.

As of June 30, 2013, the issued and fully-paid share capital consists of 975,624,299 common shares, each share having a par value of EUR 0.20.

During the first six months of 2013, a total of 4,744,982 treasury shares were delivered as a result of stock option exercises, restricted share deliveries and other employee-related share plans, and a total of 23,949,777 shares were acquired for cancellation purposes in connection with the EUR 2 billion share buy-back program started in July 2011. On June 30, 2013 the total number of treasury shares amounted to 61,750,424, which were purchased at an average price of EUR 24.31 per share.

Short-term and long-term debt

At the end of Q2 2013, Philips had total debt of EUR 4,411 million, a decrease of EUR 123 million compared to December 31, 2012. Long-term debt was EUR 3,501 million, a decrease of EUR 224 million, and short-term debt was EUR 910 million, an increase of EUR 101 million

44	Q2 2013 Quarterly report and Semi-annual report

compared to December 31, 2012. The movement of debt was mainly due to repayment of debt in Brazil and the reclassification of a EUR 250 million bilateral loan from long-term debt to short-term debt. Total remaining long-term debt consists mainly of USD 4,117 million of public bonds. The weighted average interest rate of long-term USD bonds was 5.59% at the end of Q2 2013.

Provisions

Provisions are summarized as follows:

	December 31, 2012		June 30, 2013
	long	short	long	short
	term	term	term	term

Provisions for defined-benefit plans	808	52	795	52
Other postretirement benefits	233	17	228	17
Post employment benefits and obligatory severance payments	56	26	46	25
Product warranty	90	229	77	193
Environmental provisions	330	45	285	43
Restructuring-related provisions	108	277	106	186
Onerous contract provisions	67	61	50	53
Other provisions	427	130	428	115

	2,119	837	2,015	684

The decrease in provisions is largely attributable to the reduction in restructuring-related provisions due to usage (primarily in Healthcare and Lighting) and releases (mainly in Healthcare) which offset the additions (mainly in Lighting).

Pensions

In accordance with IAS 34, actuarial gains and losses are reported in the semi-annual condensed consolidated financial statements only if there have been significant changes in financial markets. In the first six months of 2013, no actuarial gains and losses were recorded as the changes in financial markets during that period were considered not significant.

The 2012 comparative figures in the Consolidated statements of comprehensive income show actuarial gains which are fully related to the restatement of IAS 19. The higher pension costs under IAS 19 (2011) in 2012 lead to equal sized favorable adjustments of the actuarial gains or losses and asset ceiling movements on pension surpluses. The Company recognized these adjustments of the actuarial gains and losses on a quarterly basis similar to the asset ceiling movements on pension surpluses.

The 2013 first half year results contain a past-service cost gain of EUR 78 million related to a change in the Group’s US pension plan rules.

In Q3 2013, EBITA will include a settlement result which is related to a lump sum offering to terminated vested employees in the same US pension plan. The lump sum offering is expected to decrease the plan liabilities and assets materially. The settlement result, which depends on the discount rate on the payment date in September, relates to inactive members and therefore will be reported in IG&S.

Philips Netherlands and the Dutch trade unions announced the results of their negotiations for the collective labor agreement for Philips’ workforce in the Netherlands. The negotiation results, which are subject to approvals, include changes in Philips’ Dutch pension plan, which is the Company’s largest pension plan. The proposed changes in the Dutch pension plan comprise a change in the retirement age (from 65 years to 67 years), a fixed annual company cash contribution rate for the next 5 years and the introduction of an employee contribution. In connection with these changes, the broad outline of a new funding agreement has been agreed upon as part of which Philips will no longer be liable for the funding of potential future deficits of the plan. As part of this change in funding, Philips intends to make a one-off EUR 600 million contribution to Philips Pensioenfonds, the company’s Dutch pension fund. The new funding agreement and its implementation are subject to approval by the Trustees of the Dutch pension fund, and if approved will become effective on January 1, 2014.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of Q2 2013, the total fair value of guarantees recognized on the balance sheet was EUR nil million (December 31, 2012: EUR nil million). Remaining off-balance-sheet business and credit-related guarantees provided to third parties and associates increased by EUR 5 million during the first half of 2013 to EUR 326 million.

Environmental remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. The Company accrues for losses associated with environmental obligations when

Q2 2013 Quarterly report and Semi-annual report	45

such losses are probable and reliably estimable. Such amounts are recognized on a discounted basis since they reflect the present value of estimated future cash flows.

Provisions for environmental remediation can change significantly due to the emergence of additional information regarding the extent or nature of the contamination, the need to utilize alternative technologies, actions by regulatory authorities and changes in judgments, assumptions, and discount rates.

The Company and/or its subsidiaries have recognized environmental remediation provisions for sites in various countries. In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of various sites.

Legal proceedings

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position and consolidated results of operations for a particular period. For certain legal proceedings, information required under IAS 37 is not disclosed, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the legal proceeding.

For information regarding legal proceedings in which the Company is involved, please refer to our Annual Report 2012. Significant developments regarding legal proceedings that have occurred since the publication of our Annual Report 2012 are described below:

Cathode-Ray Tubes (CRT)

In the first half of 2013 the Company paid the EUR 509 million fine to the European Commission that it received in December 2012 for its and LG.Philips Displays’ participation in the CRT-cartel covering the period 1996-2006. On February 15, 2013 the Company filed its appeal against the European Commission decision.

This appeal is now pending before the General Court of the European Union. Public investigations in Brazil and Hungary are ongoing.

In respect of the pending civil litigation in the US, in the first half of 2013, in addition to the existing Indirect Purchaser claims, Direct Purchaser claims and State AG claims, all parties that opted out of the Direct Purchaser settlement have now filed their individual claims.

Vichi vs. Philips

The case filed by Italian investor Mr. Carlo Vichi for the repayment of a EUR 200 million loan (plus interest and damages) that was given to an affiliate of the CRT joint venture LG.Philips Displays, has now been fully submitted to the Delaware Chancery Court and a decision is expected in Q3 2013.

Smart card chips

Philips is part of an investigation by the European Commission into alleged anti-competitive conduct in the period September 2003 to September 2004 relating to the former Philips smart card chips business. This business was part of Philips’ former Product Division Semiconductors, which was divested in 2006. The European Commission issued its Statement of Objections on April 22, 2013. Philips is currently in the process of preparing its response to the Statement of Objections.

Optical Disc Drive (ODD)

On May 13, 2013, Dell filed a complaint against all of the defendants in the ODD case. The Dell complaint was filed in the Western District of Texas but has been transferred to the Northern District of California and has been consolidated with the other ODD class action cases for all pretrial purposes.

Philips Polska

Following the discussions with the US authorities, the US Securities and Exchange Commission imposed a Cease-and-Desist Order and Disgorgement on April 5, 2013, resulting in a payment by Philips of USD 4.5 million.

Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted on terms comparable to transactions with third parties.

46	Q2 2013 Quarterly report and Semi-annual report

Related-party transactions are summarized as follows:

	January to June
	2012	2013

Purchases of goods and services	124	124
Sales of goods and services	63	58

	Balance outstanding
	July 1, 2012	June 30, 2013

Receivables from related parties	11	32
Payables to related parties	4	5

Philips made various commitments, upon signing the agreement with TPV Technology Limited (TPV), to provide further funding to the venture (TP Vision):

•

A subordinated shareholder loan of EUR 51 million has been provided to TP Vision based on Philips’ share of 30% of the venture. EUR 21 million of this loan is due April 2015 and EUR 30 million due April 2017. Both loans can be extended depending on the venture’s funding needs;

•

Senior 12-month EUR 30 million bridge loan to TP Vision, based on Philips’ share of 30% in the venture, that can be extended until April, 2017 depending on the venture’s funding needs. This bridge loan replaced the 9-month EUR 100 million senior bridge loan to the venture which was not drawn upon during 2012 and the first half of 2013;

•

Payment of EUR 172 million non-refundable one-off advertising and promotion support for the venture in two installments: EUR 122 million which was disbursed in 2012, and EUR 50 million which was disbursed in 2013 (with EUR 39 million in July);

•	EUR 100 million loan has been provided to TPV, due April 2015.

In addition, depending on the funding needs of the venture, Philips has committed to provide EUR 60 million based on its 30% share in TP Vision. This additional funding is considered to have only a remote possibility of occurring.

Share-based compensation

Share-based compensation expense amounted to EUR 49 million and EUR 43 million in the first six months of 2013 and 2012 respectively.

New plan in 2013

A new long-term incentive plan was approved at the Annual General Meeting of Shareholders in May 2013, granting performance shares to members of the Board of Management and other members of the Executive Committee, executives and certain selected employees. This long-term incentive plan contains two performance conditions, relative Total Shareholders Return in a peer group of 21 companies and adjusted Earnings per Share, both measured over a three-year performance period. The performance shares vest three years after the grant date. The number of performance shares that will vest is dependent on achieving the two performance conditions, which are equally weighted, and provided that the grantee is still employed with the Company. In May 2013, the Company granted 5,656,338 performance shares. USD-denominated performance shares are granted to employees in the United States only.

Existing plans

During the first six months of 2013, the Company offered 152,000 Accelerate! options and 152,000 Accelerate! share rights under the Accelerate! grant. The Accelerate! options ultimately vest on December 31, 2013 and expire 10 years after grant date. The Accelerate! share rights ultimately vest on December 31, 2013 and the majority of these Accelerate! share rights have a five-year holding period after the date of grant.

In the first six months of 2013 a total of 1,711,084 restricted shares were issued to employees and 1,289,072 EUR-denominated options and 890,275 USD-denominated options were exercised at a weighted average exercise price of EUR 16.20 and USD 19.24 respectively.

Under the employee stock purchase plans 775,641 shares were purchased at an average price of EUR 21.64.

For further information on the characteristics of these plans, please refer to the Annual Report 2012, note 30.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

Q2 2013 Quarterly report and Semi-annual report	47

For cash and cash equivalents, current receivables, current payables, interest accrual and short-term debt, the carrying amounts approximate fair value, because of the short maturity of these instruments.

The fair value of Philips’ debt is estimated either on the basis of the quoted market prices or on the basis of discounted cash flows using market rates plus Philips’ spread for the particular tenors of the borrowing arrangements. Accrued interest is not included in the carrying amount or estimated fair value of debt.

	December 31,
	2012		June 30, 2013
	carrying amount	estimated fair value	carrying amount	estimated fair value

Financial assets

Carried at fair value:
Available-for-sale financial assets - non-current	153	153	159	159
Available-for-sale financial assets - current	—	—	1	1
Fair value through profit and loss - non-current	47	47	47	47
Fair value through profit and loss - current	—	—	—	—
Derivative financial instruments	137	137	157	157

	337	337	364	364

Carried at (amortized) cost:
Cash and cash equivalents	3,834	3,834	2,307	2,307
Other current financial assets	—	—	1	1
Loans and receivables:
Other non-current loans and receivables including guarantee deposits	267	267	267	267
Loans to investments in associates	—	—	—	—
Receivables - current	4,585	4,585	4,280	4,280
Receivables - non-current	176	176	172	172
Held-to-maturity investments	3	3	2	2
Available-for-sale financial assets	79	79	92	92

	8,944	8,944	7,121	7,121

Financial liabilities

Carried at fair value:
Fair value through profit and loss - non-current	(11)	(11)	(10)	(10)
Derivative financial instruments	(517)	(517)	(505)	(505)

Carried at (amortized) cost:
Accounts payable	(2,839)	(2,839)	(2,716)	(2,716)
Interest accrual	(75)	(75)	(66)	(66)
Debt	(4,534)	(5,532)	(4,411)	(4,850)

	(7,448)	(8,446)	(7,193)	(7,632)

48	Q2 2013 Quarterly report and Semi-annual report

The table below analyses financial instruments carried at fair value, by different hierarchy levels:

Fair value hierarchy

	level 1	level 2	level 3	total

June 30, 2013
Available-for-sale financial assets - non-current	106		53	159
Available-for-sale financial assets - current	1			1
Financial assets designated at fair value through profit and loss - non-current	21		26	47
Financial assets designated at fair value through profit and loss - current	—			—
Derivative financial instruments - assets		157		157

Total financial assets carried at fair value	128	157	79	364

Financial liabilities designated at fair value through profit and loss - non-current			(10)	(10)
Derivative financial instruments - liabilities		(505)		(505)

December 31, 2012
Available-for-sale financial assets - non-current	110		43	153
Available-for-sale financial assets - current	—			—
Financial assets designated at fair value through profit and loss - non-current	28		19	47
Financial assets designated at fair value through profit and loss - current	—			—
Derivative financial instruments - assets		137		137

Total financial assets carried at fair value	138	137	62	337

Financial liabilities designated at fair value through profit and loss - non-current			(11)	(11)
Derivative financial instruments - liabilities		(517)	—	(517)

Specific valuation techniques used to value financial instruments include:

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as available-for-sale financial assets, investments in associates and financial assets designated at fair value through profit and loss.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives or convertible bond instruments) are determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair-value an instrument are based on observable market data, the instrument is included in level 2.

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates.

The valuation of convertible bond instruments uses observable market-quoted data for the options and present value calculations using observable yield curves for the fair value of the bonds.

Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. The arrangement with the UK Pension Fund in conjunction with the sale of NXP is a financial instrument carried at fair value classified as level 3. At the end of June 2013, the fair value of this instrument was estimated to be EUR 21 million, with the changes of fair value recorded in Financial income and expense.

Furthermore, deferred consideration and loan extension options to TP Vision are also included in level 3.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in Level 3 of the fair value hierarchy.

Q2 2013 Quarterly report and Semi-annual report	49

	Financial assets	Financial liabilities

Balance at January 1, 2013	62	(11)
Total gains and losses recognized in:
- profit or loss	7	1
- other comprehensive income	10	—

Balance at June 30, 2013	79	(10)

50	Q2 2013 Quarterly report and Semi-annual report

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